BAT Industries

PLC

BRITISH AMERICAN TOBACCO

www.bat.com

news release

30 August 2002

ITC Ltd

We are aware of heightened speculation in the Indian media concerning the possible sale of UTI's stake in ITC Ltd. to British American Tobacco. Although we would not normally comment on market rumours, in this case we have been asked by our Associate Company, ITC, to clarify our intentions to avoid speculative trading in ITC stock.

We confirm that we have not approached UTI, either directly or through intermediaries or third parties, with a view to purchasing their shares in ITC. Any third party purporting to represent British American Tobacco is unauthorised to do so. We also confirm that we have not received any approach from UTI.

We are aware of the Indian Government's restrictions on foreign ownership of tobacco companies. We support ITC's strategy and its management and are comfortable with our current shareholding in ITC.

Enquiries:

Investor Relations:
Ralph Edmondson
Tel: +44 (0)20 7845 1180

Press Office:
Dave Betteridge, Ann Tradigo, Sarah Corbey
Tel: +44 (0)20 7845 2888

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